Filed pursuant to Rule 424(b)(3)

Registration No. 333-132911

Subject to Completion

Preliminary Pricing Supplement dated June 29, 2006

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number:

                Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes®

Linked to the PHLX Gold and Silver SectorSM Index

due October     , 2007

(the “Notes”)

$10 original public offering price per unit

The Notes:

•        The Notes are designed for investors who are seeking exposure to the PHLX Gold and Silver Sector Index (index symbol “XAU”), willing to forego interest payments on the Notes and willing to accept a payment that may be less than the principal amount of their Notes and that will not exceed the limit described in this pricing supplement.

•        There will be no payments prior to the maturity date; and we cannot redeem the Notes prior to the maturity date.

•        We have applied to have the Notes listed on the American Stock Exchange under the trading symbol “SVG”. If approval of this application is granted, the Notes will be listed on the American Stock Exchange at the time of such approval. We make no representations, however, that the Notes will be listed, or, if listed, will remain listed for the entire term of the Notes.

•        The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.:            .

•        The settlement date for the Notes is expected to be August      , 2006.

Payment on the maturity date:

•        The amount you receive on the maturity date will be based upon the direction of and percentage change in the level of the PHLX Gold and Silver Sector Index over the term of the Notes:

•      If the value of the PHLX Gold and Silver Sector Index has increased, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by triple the percentage increase of the PHLX Gold and Silver Sector Index, up to a maximum total payment which will be between $12.80 and $13.20 per unit, as described in this pricing supplement.

•      If the value of the PHLX Gold and Silver Sector Index has decreased, on the maturity date you will receive a payment per unit based upon that percentage decrease and, as a result, you may receive less, and possibly significantly less, than the $10.00 original public offering price per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is August     , 2006.

“Accelerated Return Notes®” is a registered mark of Merrill Lynch & Co., Inc.

“PHLX Gold & Silver SectorSM” and “XAUSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co. is an authorized sublicensee.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3

RISK FACTORS	PS-7

DESCRIPTION OF THE NOTES	PS-11

THE INDEX	PS-16

UNITED STATES FEDERAL INCOME TAXATION	PS-19

ERISA CONSIDERATIONS	PS-22

USE OF PROCEEDS AND HEDGING	PS-23

SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-23

EXPERTS	PS-23

INDEX OF CERTAIN DEFINED TERMS	PS-24

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3

DESCRIPTION OF THE NOTES	S-4

UNITED STATES FEDERAL INCOME TAXATION	S-22

PLAN OF DISTRIBUTION	S-29

VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3

USE OF PROCEEDS	S-3

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4

THE SECURITIES	S-4

DESCRIPTION OF DEBT SECURITIES	S-5

DESCRIPTION OF DEBT WARRANTS	S-16

DESCRIPTION OF CURRENCY WARRANTS	S-18

DESCRIPTION OF INDEX WARRANTS	S-20

DESCRIPTION OF PREFERRED STOCK	S-25

DESCRIPTION OF DEPOSITARY SHARES	S-32

DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36

DESCRIPTION OF COMMON STOCK	S-38

DESCRIPTION OF COMMON STOCK WARRANTS	S-42

PLAN OF DISTRIBUTION	S-44

WHERE YOU CAN FIND MORE INFORMATION	S-45

INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46

EXPERTS	S-46

Prospectus
WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return Notes® Linked to the PHLX Gold and Silver Sector Index due October     , 2007 (the “Notes”). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the PHLX Gold and Silver Sector Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October     , 2007. The settlement date with respect to the Notes may occur in either July or August. A July settlement would cause the maturity date to occur in September instead of October. Any reference in this pricing supplement to the month in which the maturity date will occur is subject to change as specified above. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is a capitalization weighted index designed to measure the performance of the common stocks of sixteen companies involved in the gold and silver mining industry (the “Underlying Stocks”). The Index (index symbol “XAU”) is published by Philadelphia Stock Exchange (the “PHLX”) and was set to 100 in January 1979. Market capitalization is the value of a company’s stock in the public market determined by multiplying the current price of a share by the number of outstanding shares. As of May 30, 2006, the market capitalization of the stocks in the Index ranged from approximately $656 million to approximately $26.42 billion. For more information on the Index, please see the section entitled “The Index” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Underlying Stocks.

How has the Index performed historically?

We have included a graph showing the year-end closing levels of the Index for each year from 1983 to 2005 and a table and a graph showing the historical month-end closing levels of the Index from January 2001 through May 2006, in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the direction of and percentage change in the level of the Index over the term of the Notes and will equal:

(i)	If the Ending Value is greater than the Starting Value:

$10 +	($30 ×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount which will be between $12.80 and $13.20 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for intial sale to the public (the “Pricing Date”) and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii) If the Ending Value is equal to or less than the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or options contracts relating to the Index.

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 28.00% to 32.00% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the level of the Index declines over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value, in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a Capped Value of $13.00, the midpoint of the range of $12.80 and $13.20.

Example 1—The hypothetical Ending Value is 50% of the hypothetical Starting Value:

Hypothetical Starting Value: 127.10

Hypothetical Ending Value: 63.55

$10 ×	(63.55)	= $5.00
127.10

Redemption Amount (per unit) = $5.00

Example 2—The hypothetical Ending Value is 103% of the hypothetical Starting Value:

Hypothetical Starting Value: 127.10

Hypothetical Ending Value: 130.91

$10 +	($30 ×	(130.91 – 127.10))	= $10.90
127.10

Redemption Amount (per unit) = $10.90

Example 3—The hypothetical Ending Value is 150% of the hypothetical Starting Value:

Hypothetical Starting Value: 127.10

Hypothetical Ending Value: 190.65

$10 +	($30 ×	(190.65 – 127.10))	= $25.00	(Redemption Amount cannot be greater than the Capped Value)
127.10

Redemption Amount (per unit) = $13.00

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes listed on the American Stock Exchange (“AMEX”) under the trading symbol “SVG”. If approval of this application is granted, the Notes will be listed on the AMEX at the time of such approval. We make no representation however, that the Notes will be listed on AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return on a direct investment in the Underlying Stocks

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of between 28.00% and 32.00% over the $10 original public offering price per unit of the Notes. However, in the event that the level of the Index declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

In addition, your return will not reflect the return you would realize if you actually owned the Underlying Stocks included in the Index and received the dividends paid on those stocks, if any, because the value of the Index is calculated by reference to the prices of the Underlying Stocks without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

We have applied to have the Notes listed on AMEX under the trading symbol “SVG”. If approval of this application is granted, the Notes will be listed on AMEX at the time of such approval. We make no representation, however, that the Notes will be listed on AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on AMEX does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the stated maturity date. This may affect the price you receive.

If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This listed price could be higher or lower than the original issue price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The Underlying Stocks are concentrated in one industry

All of the Underlying Stocks are issued by companies in the gold and silver mining industry, or companies whose revenues consist of royalty income from gold and silver mining operations. As a result, an investment in the Notes will be concentrated in one industry.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in the volatility of the Index is expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The performance of the Underlying Stocks may be influenced by gold and silver prices

The performance of the Underlying Stocks may be affected by the price of gold and silver in commodities markets. Gold and silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold and silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, levels of gold and silver production and production costs, and short-term changes in supply and demand because of trading activities in the gold and silver market. Gold prices may also be affected by sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. It is not possible to predict the aggregate effect of all or any combination of these factors.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on October , 2007. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                     .

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10 +	($30 ×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount which will be between $12.80 and $13.20 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii) If the Ending Value is equal to or less than the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” will equal the closing level of the PHLX Gold and Silver Sector Index (the “Index”) on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no

Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index (determined or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the PHLX, the New York Stock Exchange (the “NYSE”), the AMEX and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor indices are calculated and published.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 127.10 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 1.06% per annum, as more fully described below.

The table below assumes a Capped Value of $13.00, the midpoint of the expected range of $12.80 and $13.20.

Hypothetical Ending Value		Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit		Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the Underlying Stocks (1)(2)
63.55		-50%	5.00		-50.00%	-51.38%	-50.12%
76.26		-40%	6.00		-40.00%	-39.31%	-38.12%
88.97		-30%	7.00		-30.00%	-28.34%	-27.19%
101.68		-20%	8.00		-20.00%	-18.23%	-17.12%
114.39		-10%	9.00		-10.00%	-8.83%	-7.74%
116.93		-8%	9.20		-8.00%	-7.02%	-5.94%
119.47		-6%	9.40		-6.00%	-5.23%	-4.16%
122.02		-4%	9.60		-4.00%	-3.47%	-2.40%
124.56		-2%	9.80		-2.00%	-1.72%	-0.66%
127.10	(3)	0%	10.00		0.00%	0.00%	1.06%
129.64		2%	10.60		6.00%	5.06%	2.76%
132.18		4%	11.20		12.00%	9.95%	4.44%
134.73		6%	11.80		18.00%	14.70%	6.11%
137.27		8%	12.40		24.00%	19.31%	7.75%
139.81		10%	13.00	(4)	30.00%	23.79%	9.38%
152.52		20%	13.00		30.00%	23.79%	17.28%
165.23		30%	13.00		30.00%	23.79%	24.81%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 21, 2006 to August 21, 2007, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.06% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is also the hypothetical Starting Value. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of calculating these hypothetical returns has been assumed to equal $13.00 (the midpoint of the range of $12.80 and $13.20).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time the PHLX makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the Underlying Stock trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on any exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

Discontinuance of the Index

If the PHLX discontinues publication of the Index and the PHLX or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the PHLX or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the PHLX discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If the PHLX discontinues publication of the Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the PHLX, the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information published by PHLX. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is designed to measure the performance of sixteen companies involved in the gold and silver mining industry (the “Underlying Stocks”). The Index (index symbol “XAU”) is published by the PHLX and was set to 100 in January 1979. Options commenced trading on the Index on December 19, 1983. The Index is a capitalization-weighted index. The following is a list of companies included in the Index and their trading symbols: Agnico-Eagle Mines Limited. (AEM); AngloGold Ashanti Limited. (AU); Barrick Gold Corp. (ABX); Bema Gold Corporation (BGO); Coeur d’ Alene Mines Corporation (CDE); Freeport-McMoran Copper & Gold Inc. (FCX); Glamis Gold Ltd. (GLG); Gold Fields Limited (GFI); Goldcorp, Inc. (GG); Harmony Gold Mining Company Limited (HMY); Kinross Gold Corporation (KGC); Meridian Gold, Inc (MDG); Newmont Mining Corporation (NEM); Pan American Silver Corp. (PAAS); Randgold Resources Limited. (GOLD); and Royal Gold, Inc. (RGLD). We have provided a brief description of each of the companies included in the Index and their corresponding historical price information in Annex A of this pricing supplement.

The PHLX is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by the PHLX. No inference should be drawn from the information contained in this pricing supplement that the PHLX makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. The PHLX has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Index. The PHLX is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. The PHLX has no obligation or liability in connection with the administration or marketing of the Notes.

The level of the Index is reported on Bloomberg under the symbol “XAU”.

None of ML&Co., MLPF&S and PHLX accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. PHLX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

Historical data on the Index

The following graph sets forth the closing levels of the Index on the last business day of each year from 1983 through 2005, as obtained from Bloomberg. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

The following table sets forth the closing level of the Index at the end of each month in the period from January 2001 through May 2006. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	48.86	61.33	77.00	95.58	91.40	154.19
February	52.51	65.16	71.99	99.80	98.97	133.35
March	47.57	70.89	66.92	104.95	93.73	141.62
April	55.13	73.96	65.30	81.94	83.51	158.11
May	57.13	84.24	73.46	89.81	86.27	142.60
June	53.25	71.46	78.65	86.29	93.01
July	53.06	60.54	81.12	86.97	90.76
August	56.56	69.46	91.00	94.79	95.77
September	57.79	69.74	91.12	101.95	112.92
October	54.53	63.44	98.08	103.42	106.38
November	52.57	63.38	109.66	106.75	114.61
December	54.43	76.76	108.84	99.35	128.03

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

License Agreement

The PHLX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the PHLX Gold and Silver SectorSM Index, which is owned and published by the PHLX, in connection with certain securities, including the Notes. ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between PHLX and MLPF&S provides that the following language must be stated in this pricing supplement:

“PHLX Gold and Silver SectorSM Index (XAUSM) (“Index”) is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in the Notes generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to ML&Co. is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to ML&Co. PHLX has no obligation to take the needs of the ML&Co. or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.

PHLX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PHLX GOLD AND SILVER SECTORSM INDEX (XAUSM) (“INDEX”) OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, as the case may be, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-15
Calculation Agent	PS-6
Calculation Day	PS-12
Calculation Period	PS-12
Capped Value	PS-4
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-12
Market Disruption Event	PS-14
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-15
Underlying Stocks	PS-3

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Underlying Stocks as well as the split-adjusted month-end closing market prices in U.S. dollars for each Underlying Stock in each month from January 2001 through May 2006 (or from the first month-end for which that data is available) as of May 31, 2006. The historical prices of the Underlying Stocks are not indicative of the future performance of the Underlying Stocks. The following information, with respect to the business of each company issuing an Underlying Stock, has been derived from publicly available documents published by that company. Because the common stock of each of those companies is registered under the Securities Exchange Act of 1934, those companies are required to file periodically financial and other information specified by the Securities Exchange Commission (the “SEC”). For more information about those companies, information provided to or filed with the SEC by those companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site at http://www.sec.gov.

AGNICO-EAGLE MINES LIMITED

The Company is a Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada, Finland, the western United States and Northern Mexico. The Company’s operating history includes over three decades of continuous gold production primarily from underground operations.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	6.10	January	11.49	January	14.57	January	12.75	January	12.74	January	24.52
February	6.52	February	12.12	February	13.78	February	13.64	February	14.47	February	25.64
March	6.17	March	13.35	March	13.11	March	14.93	March	14.55	March	30.45
April	7.55	April	13.89	April	10.02	April	12.12	April	13.15	April	36.86
May	7.75	May	16.75	May	11.14	May	13.91	May	11.85	May	33.36
June	8.50	June	14.57	June	11.60	June	13.21	June	12.60
July	8.29	July	11.54	July	12.01	July	13.23	July	12.22
August	9.50	August	14.88	August	14.41	August	13.61	August	13.08
September	10.36	September	16.01	September	12.36	September	14.28	September	14.81
October	9.73	October	12.09	October	10.87	October	15.45	October	13.66
November	9.50	November	11.00	November	11.85	November	15.72	November	14.63
December	9.87	December	14.86	December	12.07	December	13.75	December	19.76

ANGLOGOLD ASHANTI LIMITED

In April 2004, AngloGold Limited and Ashanti Goldfields Limited merged to form AngloGold Ashanti limited, a global gold mining company with 20 operations on four continents, a substantial project pipeline and an extensive, worldwide exploration program.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	14.41	January	20.64	January	35.32	January	40.33	January	32.77	January	61.18
February	16.25	February	23.50	February	32.52	February	42.95	February	35.97	February	50.92
March	14.45	March	25.18	March	30.18	March	42.27	March	34.45	March	54.12
April	18.10	April	26.82	April	28.22	April	31.42	April	31.78	April	54.68
May	18.10	May	32.06	May	29.12	May	35.02	May	34.34	May	46.23
June	17.91	June	26.08	June	31.90	June	32.16	June	35.73
July	17.76	July	21.00	July	33.03	July	32.79	July	34.38
August	17.85	August	23.22	August	37.57	August	35.50	August	35.49
September	15.96	September	26.65	September	37.70	September	38.90	September	42.44
October	16.59	October	25.17	October	38.64	October	37.08	October	39.10
November	16.89	November	26.61	November	47.97	November	39.91	November	42.11
December	18.06	December	34.26	December	46.70	December	36.35	December	49.33

BARRICK GOLD CORP.

Barrick Gold Corp. is an international gold mining company, with a portfolio of 27 operating mines and seven advanced exploration and development projects located in ten countries across five continents, and a large land position on major exploration belts.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	15.47	January	17.10	January	16.45	January	19.70	January	21.86	January	31.46
February	16.20	February	18.05	February	16.12	February	20.45	February	24.90	February	27.37
March	14.29	March	18.56	March	15.56	March	23.78	March	23.96	March	27.24
April	16.44	April	20.07	April	14.95	April	19.23	April	22.32	April	30.48
May	16.50	May	21.80	May	17.48	May	20.67	May	22.99	May	30.61
June	15.15	June	18.99	June	17.90	June	19.75	June	25.03
July	14.89	July	15.32	July	17.12	July	19.12	July	24.50
August	16.02	August	16.07	August	20.21	August	20.00	August	26.22
September	17.35	September	15.55	September	18.83	September	21.04	September	29.05
October	15.59	October	15.07	October	19.47	October	22.51	October	25.25
November	15.13	November	14.67	November	22.34	November	24.59	November	26.61
December	15.95	December	15.41	December	22.71	December	24.22	December	27.87

BEMA GOLD CORPORATION

Bema Gold Corporation is an intermediate gold producer with operating mines and development projects in Russia, Chile, and South Africa. Bema operates the Julietta Mine in Russia, the Petrex Mines in South Africa, and is 50% owner of the Refugio Mine in Chile.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	0.27	January	0.42	January	1.37	January	3.00	January	2.83	January	4.12
February	0.29	February	0.51	February	1.15	February	3.31	February	2.97	February	4.13
March	0.24	March	0.64	March	1.15	March	3.68	March	2.68	March	4.43
April	0.20	April	0.86	April	1.06	April	2.53	April	2.04	April	5.66
May	0.29	May	1.51	May	1.08	May	2.75	May	2.07	May	5.44
June	0.31	June	1.34	June	1.29	June	2.72	June	2.39
July	0.30	July	1.02	July	1.68	July	2.33	July	2.17
August	0.32	August	1.36	August	2.24	August	2.61	August	2.38
September	0.50	September	1.26	September	2.55	September	3.19	September	2.69
October	0.46	October	1.04	October	3.15	October	3.04	October	2.50
November	0.36	November	1.00	November	4.15	November	3.70	November	2.80
December	0.32	December	1.30	December	3.72	December	3.05	December	2.91

COEUR D’ALENE MINES CORPORATION

Coeur d’Alene Mines Corporation is the world’s largest publicly traded primary silver producer and has a strong presence in gold. It has two of the largest silver mines in the U.S.; two expanding low-cost mines in southern Chile and Argentina; two low-cost mines in Australia and two advanced development projects.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	1.53	January	0.88	January	1.80	January	5.45	January	3.53	January	5.18
February	1.60	February	1.25	February	1.54	February	7.08	February	4.01	February	5.54
March	1.04	March	1.46	March	1.41	March	7.00	March	3.67	March	6.56
April	1.25	April	1.29	April	1.35	April	4.63	April	3.09	April	6.98
May	1.21	May	1.85	May	1.32	May	4.69	May	3.33	May	4.78
June	1.33	June	1.69	June	1.39	June	4.08	June	3.63
July	0.93	July	1.49	July	1.99	July	3.46	July	3.55
August	0.83	August	1.98	August	3.15	August	3.60	August	3.65
September	0.84	September	1.58	September	3.11	September	4.74	September	4.23
October	0.86	October	1.38	October	3.49	October	4.95	October	3.77
November	0.73	November	1.49	November	5.18	November	4.59	November	4.31
December	0.80	December	1.92	December	5.78	December	3.93	December	4.00

FREEPORT-MCMORAN COPPER & GOLD INC.

Through its majority-owned subsidiary, PT Freeport Indonesia, Freeport-McMoran Copper & Gold Inc. has one of the world’s largest copper and gold mining and production operations in terms of reserves and production. It is also a copper producer. Its principal asset is the Grasberg minerals district.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	11.70	January	15.55	January	18.77	January	36.86	January	36.81	January	64.25
February	14.05	February	14.65	February	17.02	February	42.65	February	41.82	February	50.63
March	13.05	March	17.62	March	17.05	March	39.09	March	39.61	March	59.77
April	14.16	April	17.76	April	17.31	April	30.50	April	34.66	April	64.58
May	15.67	May	19.75	May	21.95	May	33.63	May	35.30	May	55.99
June	11.05	June	17.85	June	24.50	June	33.15	June	37.44
July	10.76	July	15.27	July	26.79	July	34.85	July	40.28
August	12.38	August	16.39	August	30.00	August	37.63	August	42.17
September	10.99	September	13.46	September	33.10	September	40.50	September	48.59
October	11.10	October	12.20	October	38.75	October	36.22	October	49.42
November	13.35	November	15.50	November	43.53	November	39.13	November	52.11
December	13.39	December	16.78	December	42.13	December	38.23	December	53.80

GLAMIS GOLD LTD.

Glamis Gold Ltd., a British Columbia corporation, is an intermediate gold producer. Glamis is engaged in exploration, mine development, and mining and extraction of precious metals, both gold and silver. It has operating mines in Nevada, U.S.A., Mexico, Honduras and Guatemala, and development projects in Nevada, Mexico and Guatemala.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	1.36	January	4.43	January	12.15	January	15.00	January	15.76	January	31.97
February	1.56	February	4.85	February	11.08	February	15.61	February	17.40	February	27.21
March	1.97	March	5.35	March	10.34	March	18.01	March	15.61	March	32.68
April	2.20	April	6.09	April	11.09	April	14.40	April	13.74	April	39.25
May	2.35	May	9.30	May	11.25	May	16.78	May	14.29	May	38.36
June	2.84	June	8.79	June	11.47	June	17.53	June	17.21
July	2.87	July	7.60	July	12.60	July	15.70	July	17.47
August	3.12	August	9.20	August	14.11	August	16.64	August	19.02
September	3.84	September	9.25	September	13.20	September	18.73	September	22.10
October	3.50	October	8.14	October	13.97	October	19.83	October	21.22
November	3.28	November	8.16	November	17.40	November	20.35	November	22.29
December	3.61	December	11.34	December	17.12	December	17.16	December	27.48

GOLD FIELDS LIMITED

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting, and also has strategic interests in platinum group metals exploration. Gold Fields is currently the second largest gold producer in South Africa and one of the largest gold producers in the world, on the basis of annual production.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	3.81	January	6.42	January	13.13	January	12.87	January	11.32	January	23.58
February	4.03	February	8.73	February	12.69	February	12.49	February	12.08	February	22.23
March	3.88	March	10.42	March	10.50	March	13.15	March	11.49	March	21.98
April	4.44	April	12.10	April	10.15	April	10.17	April	9.95	April	25.41
May	4.03	May	13.93	May	11.38	May	11.63	May	10.99	May	21.91
June	4.55	June	11.22	June	12.18	June	10.51	June	11.35
July	4.13	July	9.98	July	11.98	July	10.26	July	10.79
August	4.32	August	11.77	August	13.42	August	12.14	August	11.46
September	4.44	September	12.80	September	14.17	September	13.65	September	14.53
October	4.58	October	11.00	October	14.32	October	14.42	October	13.20
November	4.60	November	10.73	November	13.70	November	14.12	November	14.95
December	4.84	December	13.96	December	13.94	December	12.48	December	17.63

GOLDCORP, INC.

Goldcorp is engaged in the acquisition, exploration, development and operation of precious metal properties. The principal products and sources of cash flow for Goldcorp are derived from the sale of gold, silver and copper. Goldcorp’s primary operating properties consist of the Red Lake mine in Ontario, Canada, the Bajo de la Alumbrera gold-copper mine in Argentina, the San Dimas, San Martin and Nukay gold-silver mines in Mexico, and the Peak gold mine in Australia. Goldcorp also has a 100% interest in the Los Filos gold development stage project in Mexico and the Amapari gold project in Brazil. Goldcorp also produces gold at the Wharf mine in the lead mining area in the Black Hills of South Dakota in the United States. Goldcorp also owns approximately 59% of TSX-listed Silver Wheaton Corp., a mining company that derives 100% of its revenue from silver production.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	3.09	January	7.11	January	12.20	January	13.36	January	13.99	January	27.36
February	3.30	February	8.20	February	11.44	February	13.35	February	13.67	February	25.45
March	3.35	March	8.73	March	10.61	March	14.81	March	14.21	March	29.25
April	4.34	April	8.91	April	10.42	April	11.09	April	12.94	April	35.12
May	4.60	May	11.75	May	11.73	May	12.11	May	13.59	May	30.66
June	5.40	June	9.95	June	12.00	June	11.67	June	15.78
July	4.91	July	8.48	July	12.12	July	11.51	July	16.26
August	5.41	August	10.45	August	13.02	August	12.86	August	18.06
September	5.80	September	11.03	September	13.96	September	13.86	September	20.04
October	5.88	October	9.60	October	15.69	October	13.84	October	19.96
November	5.66	November	9.95	November	17.90	November	15.21	November	20.32
December	6.09	December	12.72	December	15.95	December	15.04	December	22.28

HARMONY GOLD MINING COMPANY LIMITED

Harmony Gold Mining Company Limited, a South African company, conducts underground and surface gold mining and related activities, including exploration, processing, smelting, refining and beneficiation. It is currently the third largest producer of gold in South Africa, producing some 30% of the annual country’s gold output, and the sixth largest gold producer in the world. As at June 30, 2005, Its mining operations reported total proven and probable reserves of approximately 54.1 million ounces. Its principal mining operations are located in South Africa and Australia, with exploration and evaluation programs in Papua New Guinea and Peru.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	4.69	January	7.99	January	15.57	January	15.27	January	8.13	January	18.63
February	5.19	February	10.56	February	14.21	February	15.05	February	8.54	February	13.99
March	4.81	March	11.30	March	12.23	March	15.43	March	7.80	March	15.88
April	4.88	April	13.06	April	10.50	April	11.04	April	6.27	April	16.80
May	4.85	May	16.19	May	13.10	May	11.98	May	7.65	May	14.34
June	5.69	June	13.53	June	13.47	June	10.59	June	8.56
July	5.08	July	11.10	July	12.51	July	10.96	July	8.20
August	4.70	August	14.25	August	14.30	August	12.48	August	7.57
September	5.31	September	15.65	September	14.49	September	13.62	September	10.94
October	5.86	October	13.08	October	15.12	October	11.80	October	10.45
November	5.51	November	12.84	November	15.83	November	10.48	November	12.07
December	6.51	December	16.81	December	16.23	December	9.27	December	13.05

KINROSS GOLD CORPORATION

Kinross Gold Corporation is the fourth largest primary gold producer in North America, and seventh largest in the world. Kinross currently has interests in 10 producing mines with a particular focus in North and South America and about two-thirds of production in North America.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	1.44	January	2.88	January	7.14	January	6.99	January	6.58	January	11.54
February	1.71	February	3.30	February	7.07	February	6.77	February	6.64	February	9.20
March	1.50	March	3.81	March	6.16	March	7.33	March	6.00	March	10.93
April	1.65	April	5.04	April	6.12	April	5.52	April	5.35	April	12.25
May	2.34	May	7.71	May	6.97	May	6.15	May	5.33	May	10.99
June	2.37	June	6.84	June	6.75	June	5.56	June	6.10
July	2.31	July	5.01	July	6.51	July	5.31	July	5.56
August	2.64	August	5.97	August	7.50	August	6.14	August	6.32
September	2.91	September	6.57	September	7.46	September	6.78	September	7.68
October	2.58	October	4.95	October	8.22	October	7.44	October	6.98
November	2.07	November	5.13	November	8.82	November	7.93	November	7.54
December	2.28	December	7.35	December	7.99	December	7.04	December	9.22

MERIDIAN GOLD, INC.

Meridian Gold, Inc. has been engaged in mining and the exploration of gold and other precious metals since 1981. Meridian’s principal revenue producing properties were its El Peñón mine in Chile, and the Jerritt Canyon mine located near Elko, Nevada.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	6.27	January	12.10	January	16.35	January	13.00	January	18.49	January	27.18
February	7.00	February	13.13	February	13.04	February	12.79	February	19.35	February	25.34
March	6.32	March	14.51	March	9.45	March	12.20	March	16.84	March	29.65
April	8.30	April	15.22	April	10.18	April	9.92	April	15.24	April	32.50
May	7.53	May	19.02	May	11.75	May	13.00	May	16.52	May	31.25
June	7.95	June	16.05	June	11.49	June	12.97	June	18.00
July	8.89	July	14.13	July	12.61	July	13.26	July	17.84
August	9.65	August	19.15	August	13.06	August	13.12	August	18.89
September	10.91	September	18.30	September	11.73	September	16.72	September	21.91
October	10.95	October	16.34	October	12.74	October	16.90	October	18.78
November	10.14	November	14.25	November	14.74	November	19.57	November	19.24
December	10.33	December	17.63	December	14.61	December	18.97	December	21.87

NEWMONT MINING CORPORATION

Newmont Mining Corporation is primarily a gold producer with significant assets or operations in the United States, Australia, Peru, Indonesia, Ghana, Canada, Uzbekistan, Bolivia, New Zealand and Mexico. As of December 31, 2005, Newmont had proven and probable gold reserves of 93.2 million equity ounces and an aggregate land position of approximately 50,600 square miles (131,100 square kilometers). Newmont is also engaged in the production of copper, principally through its Batu Hijau operation in Indonesia.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	15.45	January	21.84	January	28.95	January	41.66	January	41.59	January	61.80
February	16.85	February	24.12	February	27.33	February	43.45	February	45.00	February	52.92
March	16.12	March	27.69	March	26.15	March	46.63	March	42.25	March	51.89
April	18.23	April	28.51	April	27.02	April	37.40	April	37.97	April	58.36
May	20.49	May	31.21	May	29.66	May	39.71	May	37.24	May	52.15
June	18.61	June	26.33	June	32.46	June	38.76	June	39.03
July	18.70	July	24.40	July	36.10	July	40.47	July	37.55
August	20.74	August	28.49	August	39.26	August	44.39	August	39.58
September	23.60	September	27.51	September	39.09	September	45.53	September	47.17
October	23.20	October	24.72	October	43.78	October	47.52	October	42.60
November	19.67	November	23.41	November	48.14	November	47.35	November	46.12
December	19.11	December	29.03	December	48.61	December	44.41	December	53.40

PAN AMERICAN SILVER CORP.

Pan American is principally engaged in the exploration for, and the acquisition, development and operation of, silver mines. The Company’s principal product is silver, although a significant amount of copper and zinc are produced and sold. At present, the Company carries on mining operations and is developing mining projects in Mexico, Peru, Argentina and Bolivia, and has control over non-producing silver resources in the United States and Argentina. Exploration work is carried out in all of the aforementioned countries, as well as elsewhere throughout the world.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	3.13	January	4.42	January	7.76	January	14.41	January	15.03	January	24.19
February	3.09	February	4.98	February	6.46	February	17.67	February	16.90	February	22.15
March	2.56	March	5.60	March	6.10	March	17.82	March	15.86	March	25.40
April	2.76	April	5.63	April	6.28	April	13.21	April	13.72	April	24.80
May	3.19	May	8.66	May	6.61	May	13.49	May	14.29	May	19.24
June	3.60	June	7.47	June	7.05	June	13.15	June	14.79
July	3.25	July	6.10	July	8.90	July	13.71	July	15.85
August	3.41	August	7.09	August	10.53	August	14.82	August	15.61
September	4.15	September	6.15	September	9.63	September	17.02	September	17.66
October	3.50	October	5.53	October	10.53	October	16.87	October	15.89
November	3.50	November	5.40	November	13.22	November	18.11	November	18.99
December	4.19	December	7.84	December	14.30	December	15.98	December	18.83

RANDGOLD RESOURCES LIMITED

Randgold engages in gold mining, exploration and related activities. Its activities are focused on West and East Africa. As of December 31, 2004, it had declared proven and probable reserves of approximately 2.51 million ounces attributable to its percentage ownership interest in its assets.

2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January		January	7.31	January	11.00	January	11.61	January	17.94
February		February	6.36	February	9.94	February	13.69	February	17.10
March		March	6.53	March	9.84	March	12.36	March	18.17
April		April	7.51	April	8.36	April	11.89	April	24.34
May		May	8.74	May	9.10	May	12.49	May	19.61
June		June	8.50	June	8.82	June	14.06
July	3.20	July	9.85	July	8.21	July	13.30
August	3.81	August	12.12	August	9.52	August	13.32
September	4.52	September	11.50	September	9.87	September	15.72
October	4.20	October	11.02	October	10.88	October	13.62
November	4.25	November	13.65	November	12.68	November	15.73
December	7.34	December	13.68	December	11.42	December	16.13

ROYAL GOLD, INC.

Royal Gold, Inc. is engaged in the business of acquiring and managing precious metals royalties. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue from the project after deducting specified costs, if any. Substantially all of the Company’s revenues are expected to be derived from royalty interests.

2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price	2006	Closing Price
January	2.75	January	5.72	January	27.29	January	17.15	January	16.19	January	39.03
February	2.88	February	7.13	February	19.45	February	17.03	February	17.63	February	31.43
March	2.63	March	8.90	March	14.70	March	17.71	March	18.33	March	36.19
April	2.73	April	8.96	April	15.95	April	12.29	April	18.84	April	34.27
May	3.05	May	14.80	May	20.28	May	13.95	May	17.55	May	28.28
June	3.07	June	13.66	June	21.42	June	14.17	June	20.12
July	4.53	July	11.54	July	22.31	July	14.05	July	19.19
August	5.45	August	14.86	August	24.47	August	15.40	August	23.88
September	5.78	September	19.07	September	18.27	September	17.08	September	26.88
October	5.67	October	17.70	October	20.66	October	16.01	October	23.02
November	5.30	November	17.03	November	21.37	November	17.72	November	26.02
December	5.19	December	24.92	December	20.93	December	18.24	December	34.73

                Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes®

Linked to the PHLX Gold and SilverSM Index

due October     , 2007

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

August     , 2006